Exhibit 99.1

Vermilion Energy Inc. Confirms Closing of Southeast Saskatchewan Asset Sale

CALGARY, AB, March 29, 2023 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX: VET) (NYSE: VET) is pleased to confirm the closing of the previously announced sale of non-core assets in southeast Saskatchewan for gross proceeds of $225 million, prior to closing adjustments.

The assets are comprised of approximately 5,500 boe/d of non-core light oil production spread across the greater Arcola and Queensdale areas of southeast Saskatchewan. The divestment was part of our strategy to re-position Vermilion for long term success by high-grading our North American inventory, reducing unit cost and accelerating the timeline of achieving our debt reduction targets. The transaction has an effective date of September 1, 2022.

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2023/29/c9126.html

%CIK: 0001293135

For further information: Dion Hatcher, President & CEO; Lars Glemser, Vice President & CFO; and/or Kyle Preston, Vice President, Investor Relations, TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:00e 29-MAR-23